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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 3)

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14()(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

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                                 MARK VII, INC.
                            (Name of Subject Company)

                          MSAS ACQUISITION CORPORATION
                           MSAS GLOBAL LOGISTICS INC.
                                 OCEAN GROUP PLC
                                    (Bidders)

                     Common Stock, $0.05 par value per share
                         (Title of Class of Securities)

                                    570414102
                      (CUSIP Number of Class of Securities)

                                  John M. Allan
                                 Chief Executive
                                 Ocean Group plc
                              Ocean House, The Ring
                          Bracknell, Berkshire RG12 1AW
                                 United Kingdom
                                 44-1344-302-000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies To:
                                Steven R. Finley
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000

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* This Amendment No. 3 to Schedule 14D-1 also constitutes Amendment No. 1 to the
Statement on Schedule 13D of MSAS Acquisition Corporation, MSAS Global Logistics Inc. and Ocean Group plc with respect to the shares of common stock, par value $0.01 per share, of Mark VII, Inc. beneficially owned by MSAS Acquisition Corporation, MSAS Global Logistics Inc. and Ocean Group plc.

      This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 initially filed on July 29, 1999 by MSAS Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of MSAS Global Logistics Inc., a New York corporation ("Parent"), which is an indirect wholly owned subsidiary of Ocean Group plc, a public limited company organized under the laws of England and Wales ("Ocean Group"), relating to Purchaser's offer to purchase all outstanding shares of common stock, $0.05 par value per share (the "Shares"), of Mark VII, Inc., a Delaware corporation (the "Company"), at a price of $23.00 per Share, net to the tendering stockholder in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively together constitute the "Offer"). This Amendment No. 3 also constitutes Amendment No. 1 to the Statement on Schedule 13D initially filed on August 5, 1999 (as amended, together with the Schedule 14D-1 as amended, this "Statement") by Purchaser, Parent and Ocean Group with respect to the Shares beneficially owned by Purchaser, Parent and Ocean Group.

Item 6. Interest in Securities of the Subject Company

      Item 6 is hereby amended to add the following:

      At 12:00 midnight, New York City time, on August 26, 1999, the Offer expired. Following expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. Purchaser has been informed by the Depositary that, after giving effect to 16,963 Shares tendered pursuant to the guaranteed delivery procedures, 9,259,566 Shares, representing approximately 98.95% percent of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

      The second paragraph under the caption "THE TENDER OFFER--13. The Merger Agreement; Appraisal Rights in the Merger; Voting Agreements--The Merger Agreement--Consideration to be Paid in the Merger" in the Offer to Purchase is hereby deleted and the following is inserted in lieu thereof:

      The Merger Agreement sets forth the timing and mechanics by which the Company will cancel each option, warrant or other right to purchase shares (in each case, a "Company Stock Option") of the common stock of the Company (the "Company Common Stock") which is outstanding and each then outstanding stock appreciation right with respect to shares of Company Common Stock (in each case, an "SAR"), whether or not then vested or exercisable, in exchange for cash (the "Cash-Out"). Specifically, the Merger Agreement provides that at or immediately prior to the Effective Time, each Company Stock Option and each SAR will be canceled by the Company, and that in consideration of such cancellation of Company Stock Options and SARs with an exercise price of less than the Offer Price, the Company (or, at Parent's option, Purchaser) will pay to the holders of such Company Stock Options and SARs an amount equal to the product of (i) the excess of the Offer Price over the exercise price of each such Company Stock Option or SAR, as applicable, and (ii) the number of Shares previously subject to such Company Stock Option or SAR, as applicable, immediately prior to its cancellation (such payment to be net of withholding taxes and without interest). On August 26, 1999, the Company executed a letter agreement with each of Parent and Purchaser (the "Letter Agreement"), pursuant to which (a) the Company, Parent and Purchaser agreed that the Cash-Out should occur on the date that Purchaser accepts for payment validly tendered Shares pursuant to the Offer (the "New Cash-Out Date"), rather than as provided in the Merger Agreement, and (b) the Company agreed to use its reasonable best efforts to cause the Cash-Out to occur on the New Cash-Out Date.

      The third paragraph under the caption "THE TENDER OFFER--13. The Merger Agreement; Appraisal Rights in the Merger; Voting Agreements--The Merger Agreement--Conduct of Business Before the Merger" in the Offer to Purchase is hereby amended to add at the end of such paragraph the following:

      Pursuant to the Letter Agreement, each of Parent and Purchaser have agreed to waive the Company's compliance with its agreement not to take certain of the above listed actions, to the extent that such actions relate to the timing of the Cash-Out, including the Company's agreement not to (i) split, combine or reclassify any shares of Company Common Stock or declare, set aside or pay any dividend or other distribution of any kind in respect of its capital stock, (ii) except as required by law, enter into, adopt, amend or terminate any employee compensation, benefit or similar plan, materially increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of July 27, 1999, and (iii) take or agree in writing to take any of the above listed actions or any action that would make any of the Company's representations and warranties contained in the Merger Agreement untrue or incorrect in any material respect.

Item 11. Material to be Filed as Exhibits

      Item 11 is hereby amended by adding the following exhibits:

(a)(9)      Press Release dated August 27, 1999 issued by Ocean Group
(c)(11) Letter Agreement, dated August 26, 1999, between the Company and each of Parent and Purchaser

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August 27, 1999

                                    MSAS ACQUISITION CORPORATION


                                    By: /s/ STUART A. YOUNG
                                        ----------------------------------------
                                        Name:  Stuart A. Young
                                        Title: Secretary and Treasurer

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August 27, 1999

                                    MSAS GLOBAL LOGISTICS INC.


                                    By: /s/ MICK P. FOUNTAIN
                                        ----------------------------------------
                                        Name:  Mick P. Fountain
                                        Title: Regional Chief Executive

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August 27, 1999

                                 OCEAN GROUP PLC


                                    By: /s/ JOHN M. ALLAN
                                        ----------------------------------------
                                        Name:  John M. Allan
                                        Title: Chief Executive

                                  EXHIBIT INDEX


Exhibit                                                            Sequentially
Number      Exhibit Index                                          Numbered Page
------      -------------                                          -------------

(a)(9)      Press Release dated August 27, 1999 issued
            by Ocean Group.......................................
(c)(11) Letter Agreement, dated August 26, 1999, between the Company and each of Parent and Purchaser